Liquid Media Brings Filmmakers and Audiences Together Via ReelhouseLIVE

Vancouver, BC – May 21, 2020 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce the successful launch of the two-day New Faces New Voices 2020 Film Festival on the ReelhouseLIVE platform, which connects filmmakers with paying audiences so that they can watch movies together and socialize in real-time. In addition to offering film entrepreneurs this and other ways to immediately monetize their content and fan base, Reelhouse has diversified Liquid’s revenue beyond gaming.

Called the Shopify of film in engineering circles, Reelhouse is a creator-focused platform that gives filmmakers complete control, allowing them to self-distribute content directly to their viewers via a video-on-demand (VOD) e-commerce store and subscription-video-on-demand (SVOD) channel. VOD that enables film rentals and sales has quickly become the new normal during the unfolding COVID-19 pandemic, with movie theaters closed and the possibility that social distancing is here for the foreseeable future. Streaming entertainment delivered via SVOD services like Reelhouse is also rising in popularity and enabling content creators to set-up their own Netflix-style service and charge a subscription fee.

Acquired by Liquid Media in February of 2020, the Reelhouse platform furthers the Company’s mission to empower storytellers and bring stories across platforms. In only three months, it has proven itself as a new revenue stream for Liquid, generating consumer sales via VOD, SVOD and ReelhouseLIVE, which are just three of over 100 tools acquired in the February transaction. Liquid is scheduling to launch additional tools within Reelhouse in the near future to drive further monetization for filmmakers while offering the streaming community an even more enjoyable experience.

Festivals with both feature-length and short-programming are looking for new ways to reach audiences, and studios such as Universal are foregoing the traditional day-and-date model, premiering new films as Video on Demand and shattering records in the process.

“We are proud to partner with New Faces New Voices, whose mission of showcasing global talent truly complements our core values,” said Joshua Jackson, Chairman of Liquid Media Group Ltd., the owner and operator of Reelhouse. “Our team is excited to be successfully advancing Reelhouse and ReelhouseLIVE as a community known for quality content and social interactions among fans, which helps further our mission to empower storytellers.”

"As our organization has traditionally centered around a live festival format, social distancing has spurred us to get creative thinking about new ways for New Faces New Voices to continue its mission,” said Festival Manager, Cailin Kless. “It was very important to us to find a platform that would not simply host our content but would evoke the excitement and interaction of an evening at the movies together. We are so thrilled to have Reelhouse providing an attractive, user-friendly virtual space to socialize and celebrate our filmmakers."

“Festivals, and filmmakers, are looking for innovative solutions in uncertain times,” adds Jackson. “ReelhouseLIVE provides socially shared viewing and a direct connection between filmmaker and audience, creating a ‘premiere’ experience.”

About Reelhouse:

Reelhouse is an open video sharing platform delivered as an over-the-top media service and dedicated specifically for quality entertainment content. The platform offers a comprehensive toolset for filmmakers to self-distribute and market their content while providing a highly engaging experience for their viewers. The toolset includes various e-commerce, customization and social tools to help filmmakers build and monetize their fan base. Reelhouse is a vibrant community and, as a destination site, also embeds a range of features specifically for viewers to facilitate discovery, ease of access, sharing and curation.

ReelhouseLIVE is a new way to experience films by watching simultaneously with the filmmaker or cast with live chat, enabling viewers to ask questions and interact directly with the creators who brought these films to life.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran Media + Entertainment expert), alongside Advisory Board members Wilson J. Tang (acclaimed digital entertainment veteran), Andrew Kaplan (capital markets strategist) and Michael Timothy Doyle (veteran interactive entertainment industry production executive). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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